BY ELECTRONIC SUBMISSION

July 30, 2007

Kathleen Collins

Accounting Branch Chief

Office of Computers and On-Line Services

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Subject:	Cognos Incorporated

Form 10-K for the Quarterly Period Ended February 28, 2007

Filed April 27, 2007

File No. 033-72402

Dear Ms. Collins:

This letter is in response to the Staff comment letter dated July 17, 2007 (the “Letter”) to Tom Manley, Chief Financial Officer of Cognos Incorporated (the “Corporation”). The comments and the Corporation’s responses set forth below are keyed to the sequential numbering of the comments and headings used in the Letter.

COMMENT

Form 10-K For the Fiscal Year Ended February 28, 2007

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

SEC Review, Page 31

1.

We noted in your response to prior comment no. 1 that your disclosure was quoted verbatim from language included in a letter received from the Staff dated July 20, 2006. The language in this letter relates to the Company’s historical revenue recognition policy under SOP 97-2 and, as you confirmed in your response, the conclusions reached by the Staff during our previous review do not preclude us from issuing further comments with regards to your SOP 97-2 revenue recognition policy in future reviews. Your current disclosures, however, do not present this clearly. In addition, your disclosures should provide a more detailed discussion of the Staff’s review. For instance, the disclosures should include a discussion of the significant changes to your process of analyzing VSOE, which were the direct result of the Staff’s comment process. Also, you should clarify that the Company continues to perform your analysis on a semi-annual basis in accordance with the methodology established during our comment process. If the Company continues to include a discussion of the SEC Review in your future filings, then please revise such disclosures to incorporate the Staff’s comment. Alternatively, you can remove the section entitled SEC Review in its entirety from your future filings.

RESPONSE

The Corporation will remove the discussion of this specific matter and the section entitled SEC Review from our future filings.

Note 4, Intangible Assets, p.86

1.

We note in your response to prior comment no. 5 that Question 17 to the SFAS 86 Staff Implementation Guide does not specifically address the treatment of technology acquired through a business combination and is not analogous because the technology amortized in your income statement is acquired technology purchased in a business combination that is not meant for ongoing separate sales as a whole software product but rather becomes a module of your larger stack of products. However we also note in your response that the acquired technology is integrated into the current and future software products sold to your customers. As a result of this technology being included in the software products that you sell to your customers, it is still not clear why you believe that classifying the amortization as an operating expense is appropriate. Absent a more compelling argument as to why you believe such amortization should be classified as operating expenses, should this amortization become material to the Company’s financial statements in the future, please revise to include such amounts as a cost of revenues.

RESPONSE

The Corporation will include amortization of acquired technology purchased in a business combination in cost of revenues in the future, if such amounts become material to the Corporation’s financial statements, by reclassifying comparative figures presented on the income statement and including appropriate note disclosure.

In connection with our response, we acknowledge that:

•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone John Huber at (202) 637-2242 of Latham & Watkins LLP with any questions concerning this letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley
Tom Manley Senior Vice President, Finance & Administration and Chief Financial Officer

cc:  Patrick Gilmore, Staff Accountant

W. John Jussup, General Counsel

Kevin M. Barry, U.S. Securities Counsel

Gary S. Miller, Ernst & Young LLP

John Huber, Latham & Watkins LLP